Howard H. Lamar III PHONE: (615) 742-6209 FAX: (615) 742-2709 E-MAIL: hlamar@bassberry.com	150 Third Avenue South, Suite 2800 Nashville, TN 37201 (615) 742-6200

September 26, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn: Peggy Kim, Special Counsel

Re:	Cracker Barrel Old Country Store, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 19, 2013
File No. 1-25225

Dear Ms. Kim:

On behalf of Cracker Barrel Old Country Store, Inc. (the “Company”), please find below the response to the comment issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 23, 2013 (the “Comment Letter”), concerning the Company’s Preliminary Proxy Statement on Schedule 14A filed on September 19, 2013 (the “Preliminary Proxy Statement”). In addition, we are filing herewith a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) to reflect amendments to the Preliminary Proxy Statement that address the Staff’s comment contained in the Comment Letter, as well as to supplement certain disclosures in the Preliminary Proxy Statement. We note, in particular, for the Staff’s reference the addition of a proposal for consideration by the Company’s shareholders concerning an advisory vote on a proposal publicly made by affiliates of Biglari Holdings Inc. requesting that the Company’s board of directors declare and the Company pay a special cash dividend of $20.00 per share to all of the Company’s shareholders, principally described beginning on page 56 of the Revised Preliminary Proxy Statement.

For your convenience, we have included the text of the Staff’s comment preceding the Company’s response. Set forth below is the Company’s response to the comment presented in the Comment Letter.

Securities and Exchange Commission

September 26, 2013

Preliminary Proxy Statement filed September 19, 2013

1.	We note that the Biglari Group’s annual meeting proxy statement describes contacts in March and May 2013. Please revise to describe any contacts in March and May 2013, or advise us.

Response:

The Company has revised the Preliminary Proxy Statement to describe contacts with the Biglari Group in March and May 2013. Please see page 45 of the Revised Preliminary Proxy Statement.

*  *  *

Securities and Exchange Commission

September 26, 2013

If you have any questions, please do not hesitate to contact the undersigned at (615) 742-6209 or Scott W. Bell of our firm at (615) 742-7942. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Howard H. Lamar III
Howard H. Lamar III, Esq.

cc:

Michael J. Zylstra

Vice President, Secretary and General Counsel

Cracker Barrel Old Country Store, Inc.

Scott W. Bell

Bass, Berry & Sims PLC

Steven A. Rosenblum

Eric S. Robinson

Wachtell, Lipton, Rosen & Katz